Balance - The app to help people & businesses manage their banking and blockchain balances.mp4 (1m 24s)
1 speaker (Speaker 1)

[0:00:01] Speaker 1: Hi there, my name is Richard Burton and I'm one of the founders of Balance. Our goal is to make it easy for everyone to benefit from blockchains. Today Balance is a simple tool for checking your money. It was featured by Apple at launch and it brought together our founding team, which is Christian, Ben and myself. Our team have experience creating incredible products for companies like Apple and Stripe, and for protocols like Ethereum and Filecoin. We think that this experience makes Balance the best company to build incredible products for protocols. Three years ago, I spent a month working for the Ethereum foundation. As the value of Ether started to rise, we realized there's a big opportunity for Balance to help people see all of their money in one place, whether it's stored on a blockchain or in a bank. As the number of blockchains increases and the number of people and businesses that are making use of those blockchains also increases, we think that the value of the blockchain industry as a whole is going to grow enormously. As a team, we really care about making the best user interfaces possible and we want to make blockchains incredibly easy to use. We believe that if blockchain technology is going to fulfill its promise, the number of people using it every day has to increase from the millions to the billions. And we think that part of that is creating an incredible user experience. That's what Balance is working on and that's why we'd like you to back us. [0:01:22]